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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 11, 2002

IAMGOLD CORPORATION

(Translation of Registrant's Name Into English)

2820 Fourteenth Avenue
Markham, Ontario, Canada L3R 0S9

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐                      Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                      No  ☒

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
Date: December 11, 2002	By:	/s/ LARRY E. PHILLIPS Larry E. Phillips Vice President, Corporate Development and Secretary

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Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

No.	Description of Exhibit
1.	Notice of special meeting of shareholders and management information circular dated December 6, 2002 of Repadre Capital Corporation.*
*
This document, which has been prepared by Repadre Capital Corporation in connection with a special meeting of shareholders of Repadre Capital Corporation called to consider a business combination transaction involving IAMGold Corporation and Repadre Capital Corporation, is being filed by IAMGold Corporation solely for informational purposes.

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SIGNATURES
Exhibit Index